SPECTRUM PHARMACEUTICALS, INC.

11500 S. Eastern Ave., Ste. 240

Henderson, NV 89052

November 13, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sasha Parikh, Staff Accountant

Re:	Extension of response period to United States Securities and Exchange Commission Staff (the “Staff”) comments made by letter dated October 30, 2013

Dear Ms. Parikh:

Spectrum Pharmaceuticals, Inc. (the “Company”) is in receipt of the Staff comments made by letter dated October 30, 2013 (the “Comment Letter”) in connection with the Company’s Form 10-K for the Fiscal Year Ended December 31, 2012 (File No. 001-35006). The Comment Letter requests that the Company provide responses to the Staff comments contained therein within 10 business days of the receipt of the Comment Letter or that the Company advise the Staff when it will provide the Staff with the requested response. In accordance with your telephone conversation with our outside legal counsel on November 13, 2013, the Company hereby notifies the Staff that the Company intends to provide its responses to the Staff comments contained in the Comment Letter on or prior to November 29, 2013.

Should you have any questions regarding the above, please do not hesitate to contact me at (949) 743-9278, or Marc Alcser, the Company’s outside legal counsel, at (949) 725-4136.

Very truly yours,

SPECTRUM PHARMACEUTICALS, INC.

/s/ Kurt A. Gustafson
Kurt A. Gustafson
Executive Vice President and Chief Financial Officer